Cimarex Energy Co.

1700 Lincoln Street, Suite 1800

Denver, Colorado 80203-4518

Phone 303-295-3995

Fax 303-295-3494

Sent Via Fax to 202-772-9368	February 21, 2006
Also sent via Edgarization

Ms. Jill S. Davis

Division of Corporation Finance

U.S Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

cc.                                 Ms. Jennifer Goeken

Re:	Cimarex Energy Co.
Form 10-K for Fiscal Year Ended December 31, 2004, Filed March 25, 2005
Form 10-Q for Fiscal Quarter Ended September 30, 2005, Filed November 7, 2005
Response Letter Dated January 24, 2006
File No. 001-31446

Dear Ms. Davis:

In response to your letter dated February 17, 2006, please find below the information you requested.

Cimarex Energy acknowledges that:

•                  Cimarex Energy is responsible for the adequacy and accuracy of disclosure in its filings;

•                  SEC Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to Cimarex filings; and

•                  Cimarex Energy may not assert SEC Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

COMMENTS/RESPONSE

Comment:

Form 10-Q for the Fiscal Quarter Ended September 30, 2005

Note 6. Long-Term Debt, page 13

1.               We have considered your response to prior comment one with respect to the floating rate convertible notes and have reviewed the Indenture agreement, dated December 17, 2003, that you provided.  Based on our review of this document, please respond to the following:

•                  We note from your response that the excess amount between the Conversion Value and Principal Return, should its calculation exceed $125 million, “will be paid in shares, never to exceed the explicit limit of 4,312,137.”  We further note that you believe this explicit limit on the total number of shares to be delivered to the holders in a share settlement is one of the factors that support your conclusion that “the conversion feature should be included in stockholders’ equity.”  Based on our review of the Indenture agreement, we note that Section 10.05 contains adjustment provisions to the Conversion Price that may result in a change to the explicit limit of shares to be delivered to holders.  In this regard, we note that Sections 10.05(b) and (c) would cause the Conversion Price to be adjusted if you were to issue or distribute, among others, rights, warrants or options at a conversion price per share less than the Conversion Price.  It appears that this adjustment to the Conversion Price would change the Conversion Rate, which would result in a change to the number of shares that may be issuable.  Please advise.

Response:

Both Sections 10.05(b) and (c) provide for typical anti-dilution protection for the holders of the notes should 1) rights, warrants or options be issued by the Company to holders of its common stock at a price per share less than the current market price, as discussed in Section 10.05(b), or 2) any general distribution be made by the Company of capital stock (other than common stock) or other securities or assets to holders of the Company’s common stock, as discussed in Section 10.05(c).

Paragraph 21 of EITF 00-19 requires liability treatment for arrangements that could require an indeterminate number of shares to be issued. Our arrangement does not require liability treatment because (1) in both cases, the issuance and/or distribution of securities or assets would be at the sole discretion of the Company, completely within the Company’s control, and not the result of outside market influences, and (2) if such an adjustment was made, the share cap (that is, the explicit number of maximum shares to be issued) would simply change.  Also, the Company can satisfy conversion requirements with either registered or unregistered shares, thus allowing share settlement to remain in the control of the Company.

There have been no adjustments triggered by the Company relating to these provisions since the acquisition date.  We acknowledge that both Statement 133 and EITF 00-19 require assessment at each reporting date.

Comment (continued):

•                  We also note that you may voluntarily reduce the Conversion Price under Section 10.13.  Please advise as to whether this Section could impact the explicit limit on the total number of shares to be delivered to the holders in a share settlement.

Response:

A voluntary reduction (within the Company’s control) of the conversion price as allowed by Section 10.13 would redefine the explicit limit on the total number of shares to be delivered to the holders in a share settlement. For the reasons discussed above, this feature does not require liability accounting.

Again, we confirm that there have been no adjustments triggered by the Company under this provision since the acquisition date.  We also acknowledge that both Statement 133 and EITF 00-19 require assessment at each reporting date.

Comment (continued):

•                  We note that Section 4.07 makes reference to Liquidated Damages and a Registration Rights Agreement.  Please tell us whether or not these notes are subject to a registration rights agreement and provide a reference to indicate where such agreement has been filed as an exhibit.

Response:

The notes are subject to a registration rights agreement.  This agreement is an item of public record and has been filed as Exhibit 4.10 in Item 16 of Form S-3 (filed by Cimarex Energy Co. on May 25, 2005)

Should you have any questions regarding this response, please do not hesitate to contact me at (303) 295-3995.

Sincerely,

/s/ Paul Korus
Chief Financial Officer